

Mail Stop 4720   April 25, 2018

<u>Via E-mail</u>
Robert Sarver
Chief Executive Officer
Western Alliance Bancorporation
One E. Washington Street Suite 1400
Phoenix, AZ 85004

  Re: **Western Alliance Bancorporation**
    Form 10-K for the fiscal year ended December 31, 2017
    Filed February 26, 2018
    File No. 001-32550

Dear Mr. Sarver:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2017</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 14. Income Taxes, page 123</u>

1. Your net deferred tax assets decreased $89.4 million in 2017 driven by the recognition of deferred tax liabilities of $68.8 million related to deferred income and $35.8 million of insurance premiums offset by an increase in deferred tax asset NOLs of $25.7 million and the recognition of $24.2 million of tax credit carryovers. Additionally, you incurred excise taxes of $9.7 million. Please tell us and enhance future filings to disclose what gave rise to these changes. Refer to ASC 740-10-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3492 with any questions.

Sincerely,

/s/ Gus Rodriguez for John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services